UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 6)

Geovic Mining Corp.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

373686203
(CUSIP Number)

(2/14/2013)
(Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373686203		PAGE 2 OF 8

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
William A. Buckovic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		39,000
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER*
EACH		9,004,540
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		39,000
WITH	8.	SHARED DISPOSITIVE POWER
		9,004,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,043,540

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ¨

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 373686203		PAGE 3 OF 8

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
Dawn M. Buckovic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		477,082
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER†
EACH		9,004,540
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		477,082
WITH	8.	SHARED DISPOSITIVE POWER
		9,004,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,481,622

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ¨

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%

12.	TYPE OF REPORTING PERSON IN

† See Exhibit A regarding how securities are shared.

Item 1.	(a)	Name of Issuer: Geovic Mining Corp.

	(b)	Address of Issuer’s Principal Executive Offices:
5500 East Yale Avenue, Suite 302
Denver, CO 80222

Item 2.	(a)	Name of Persons Filing:
William A. Buckovic Dawn M. Buckovic

	(b)	Address of Principal Business Office:
The principal business address for William A. and Dawn M. Buckovic is 988 Kestrel Court Grand Junction, CO 81505

	(c)	Citizenship: William A. Buckovic and Dawn M. Buckovic - USA

	(d)	Title of Class of Securities: Common Stock, par value $0.0001

	(e)	CUSIP Number: 373686203

Item 3.		If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

William A. Buckovic and Dawn M. Buckovic are filing as a group as provided by Schedule 13G (§240.13d-1(b)(1)(II)(J).

Item 4.	(a)	Amount Beneficially Owned:
William A. Buckovic: 9,043,540 Dawn M. Buckovic: 9,481,622

	(b)	Percent of Class: William A. Buckovic: 8.5% Dawn M. Buckovic: 8.9%

	(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote:

(i) sole power to vote or to direct the vote:

William A. Buckovic: 39,000 Dawn M. Buckovic: 477,082

(ii) shared power to vote or to direct the vote:

William A. Buckovic: 9,043,540 Dawn M. Buckovic: 9,481,622

(iii) sole power to dispose or to direct the disposition of:

William A. Buckovic: 39,000 Dawn M. Buckovic: 477,082

(iv) shared power to dispose or to direct the disposition of:

William A. Buckovic: 9,043,540 Dawn M. Buckovic: 9,481,622

Item 5.		Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

/s/ William A. Buckovic
William A. Buckovic, individually

/s/ Dawn M. Buckovic
Dawn M. Buckovic, individually

EXHIBIT A

          William A. Buckovic is the Executive Vice President, a Director and Founder of Geovic Mining Corp. Dawn M. Buckovic is Mr. Buckovic’s wife.

          Mr. Buckovic holds 9,004,540 shares of Geovic Mining Corp. jointly with his wife, Dawn M. Buckovic.

EXHIBIT B

JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees and consents to the execution and joint filing on their behalf by William A. Buckovic of this Schedule 13G regarding beneficial ownership of Common Stock of Geovic Mining Corp. as of February 14, 2013.

          IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2013.

/s/ William A. Buckovic
William A. Buckovic, individually

/s/ Dawn M. Buckovic
Dawn M. Buckovic, individually